FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of April, 2005

                           GRANITE MASTER ISSUER PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                       GRANITE FINANCE FUNDING 2 LIMITED
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                    GRANITE MASTER ISSUER PLC

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By:  /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date:  June 9, 2005

                                    GRANITE FINANCE FUNDING 2
                                    LIMITED

                                    By:  L.D.C. Securitisation Director No. 1
                                    Limited

                                    By: /s/ Sharon Tyson
                                        --------------------------------------
                                    Name:   Sharon Tyson
                                    Title:  Director

Date:  June 9, 2005

                                    GRANITE FINANCE TRUSTEES
                                    LIMITED

                                    By:

                                    By: /s/ Daniel Le Blancq
                                        --------------------------------------
                                    Name:   Daniel Le Blancq
                                    Title:  Director

Date:  June 9, 2005

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MASTER ISSUER PLC
-------------------------


Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc, Granite Finance Trustees Limited, Granite Finance Funding Limited and Granite Finance Funding 2 Limited Period 1 April 2005 - 30 April 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor.
Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans
------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                         333,713

Current Balance - Trust Mortgage Assets            (GBP)31,510,419,778

Current Balance - Trust Cash and other Assets      (GBP)1,330,999,213

Last Months Closing Trust Assets                   (GBP)26,366,183,821

Funding share                                      (GBP)18,607,050,762

Funding 2 share                                    (GBP)4,210,421,237

Funding and Funding 2 share                        (GBP)22,817,471,999

Funding and Funding 2 Share Percentage                   69.48%

Seller Share*                                      (GBP)10,023,946,991

Seller Share Percentage                                  30.52%

Minimum Seller Share (Amount)*                     (GBP)2,053,841,292

Minimum Seller Share (% of Total)                         6.25%

Excess Spread last quarter annualised (% of Total)        0.53%
------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

------------------------------------------------------------------------------
                           Number     Principal          Arrears    By Principal
                                        (GBP)              (GBP)         (%)

< 1 Month                  328,170  30,983,752,528          0           98.33%

> = 1 < 3 Months            4,631     450,110,838       3,879,726        1.43%

> = 3 < 6 Months             713      60,890,145        1,367,747        0.19%

> = 6 < 9 Months             168      13,207,247         551,913         0.04%

> = 9 < 12 Months            27        2,142,344         129,857         0.01%

> = 12 Months                 4         316,676          29,070          0.00%

Total                      333,713  31,510,419,778      5,958,313       100.00%
------------------------------------------------------------------------------

Properties in Possession
------------------------------------------------------------------------------
                                  Number       Principal (GBP)   Arrears (GBP)

Total (since inception)             385          25,828,827        1,269,215
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Properties in Possession                                   143

Number Brought Forward                                     110

Repossessed (Current Month)                                33

Sold (since inception)                                     242

Sold (current month)                                       16

Sale Price / Last Loan Valuation                          1.06

Average Time from Possession to Sale (days)                134

Average Arrears at Sale                                (GBP)3,025

Average Principal Loss (Since inception)*               (GBP)166

Average Principal Loss (current month)**               (GBP)1,208

MIG Claims Submitted                                        6

MIG Claims Outstanding                                      0

Average Time from Claim to Payment                          41
------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution
------------------------------------------------------------------------------
                                            Number      Principal (GBP)

Substituted this period                     68,777     (GBP)7,602,334,598

Substituted to date (since 26 March 2001)  631,014    (GBP)56,601,148,674
------------------------------------------------------------------------------

CPR Analysis

------------------------------------------------------------------------------
                                                        % of CPR

Current Month % of CPR - Removals*                       60.70%

Previous Month % of CPR - Removals*                      58.30%

Current Month % of CPR - Non-Removals**                  39.30%

Previous Month % of CPR - Non-Removals**                 41.70%
------------------------------------------------------------------------------
*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions


------------------------------------------------------------------------------
                                        Monthly        Annualised

Current Month CPR Rate - Total           4.91%           45.31%

Previous Month CPR Rate - Total          4.40%           41.72%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months              22.99

Weighted Average Remaining Term (by value) Years          20.86

Average Loan Size                                      (GBP)94,424

Weighted Average LTV (by value)                          75.24%

Weighted Average Indexed LTV (by value)                  65.36%

Non Verified (by value)                                  41.22%
------------------------------------------------------------------------------

Product Breakdown

------------------------------------------------------------------------------
Fixed Rate (by balance)                                  51.63%

Together (by balance)                                    22.07%

Capped (by balance)                                       0.56%

Variable (by balance)                                    22.23%

Tracker (by balance)                                      3.52%

Total                                                    100.0%
------------------------------------------------------------------------------

Geographic Analysis

------------------------------------------------------------------------------
                           Number     % of Total       Value (GBP)   % of Total

East Anglia                 6,598        1.98%         629,039,116       2.00%

East Midlands              23,392        7.01%        1,998,784,362      6.34%

Greater London             40,254       12.06%        6,162,551,161     19.56%

North                      35,147       10.53%        2,201,017,357      6.99%

North West                 44,468       13.33%        3,399,309,268     10.79%

Scotland                   43,204       12.95%        2,967,608,218      9.42%

South East                 49,528       14.84%        6,375,392,661     20.23%

South West                 21,418        6.42%        2,270,572,617      7.21%

Wales                      13,740        4.12%        1,050,680,676      3.33%

West Midlands              21,868        6.55%        1,954,566,807      6.20%

Yorkshire                  34,096       10.22%        2,500,897,535      7.94%

Total                      333,713       100%        31,510,419,778      100%
------------------------------------------------------------------------------

LTV Levels Breakdown

------------------------------------------------------------------------------
                                        Number         Value (GBP)   % of Total

0% < 25%                                11,746         463,322,377       1.47%

> = 25% < 50%                           39,822        3,029,229,121      9.61%

> = 50% < 55%                           12,727        1,176,027,746      3.73%

> = 55% < 60%                           13,865        1,353,669,271      4.30%

> = 60% < 65%                           16,075        1,645,554,306      5.22%

> = 65% < 70%                           19,478        2,013,023,145      6.39%

> = 70% < 75%                           25,578        2,682,645,085      8.51%

> = 75% < 80%                           26,108        3,026,649,459      9.61%

> = 80% < 85%                           41,941        4,657,856,762     14.78%

> = 85% < 90%                           40,500        4,080,937,691     12.95%

> = 90% < 95%                           60,280        5,134,112,066     16.29%

> = 95% < 100%                          25,086        2,211,014,868      7.02%

> = 100%                                  507          36,377,880        0.12%

Total                                   333,713      31,510,419,778     100.0%
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Repayment Method

------------------------------------------------------------------------------
                                        Number         Value (GBP)   % of Total

Endowment                               23,699        1,832,587,293      5.82%

Interest Only                           59,335        8,692,260,656     27.59%

Pension Policy                            572          58,343,223        0.19%

Personal Equity Plan                     1,037         77,796,374        0.25%

Repayment                               249,070      20,849,432,232     66.17%

Total                                   333,713      31,510,419,778     100.00%
------------------------------------------------------------------------------

Employment Status

------------------------------------------------------------------------------
                                        Number         Value (GBP)   % of Total

Full Time                               290,578      25,851,304,300     82.04%

Part Time                                4,315         284,481,852       0.90%

Retired                                   459          14,647,182        0.05%

Self Employed                           35,180        5,200,205,484     16.50%

Other                                    3,181         159,780,960       0.51%

Total                                   333,713      31,510,419,778     100.00%
------------------------------------------------------------------------------

------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                        6.84%

Effective Date of Change                            1 September 2004
------------------------------------------------------------------------------

Notes    Granite Master Issuer plc - Series 2005-1

                     Outstanding           Rating       Reference Rate  Margin
                                      Moodys/S&P/Fitch

Series 1

A1                  $685,714,000         Aaa/AAA/AAA         3.03%       0.04%

A2               (euro) 857,142,000      Aaa/AAA/AAA         2.18%       0.04%

A3                 $1,100,000,000        Aaa/AAA/AAA         3.13%       0.08%

A4                 $1,100,000,000        Aaa/AAA/AAA         3.15%       0.10%

A5              (euro) 1,500,000,000     Aaa/AAA/AAA         2.23%       0.09%

A6                (GBP)750,000,000       Aaa/AAA/AAA         4.97%       0.12%

B1                  $60,500,000           Aa3/AA/AA          3.18%       0.13%

B2                (euro) 80,000,000       Aa3/AA/AA          2.33%       0.19%

B3                 (GBP)55,000,000        Aa3/AA/AA          5.18%       0.19%

M1                  $65,000,000            A2/A/A            3.28%       0.23%

M2                (euro) 79,000,000        A2/A/A            2.42%       0.28%

M3                 (GBP)55,000,000         A2/A/A            5.27%       0.28%

C2               (euro) 139,000,000     Baa2/BBB/BBB        2.696%       0.56%

C3                 (GBP)60,000,000      Baa2/BBB/BBB         5.55%       0.56%

Credit Enhancement
                                                                    % of Notes
                                                                    Outstanding

Class B and M Notes ((GBP) Equivalent)       (GBP)287,479,553         6.34%

Class C Notes ((GBP) Equivalent)             (GBP)156,796,657         3.46%


                                                      % of Funding 2
                                                               Share

Class B and M Notes ((GBP) Equivalent)       (GBP)287,479,553         6.83%

Class C Notes ((GBP) Equivalent)             (GBP)156,796,657         3.72%


Programme Reserve Required Percent                                    1.65%

Programme Reserve Required Amount             (GBP)72,116,455         1.71%

Balance Brought Forward                       (GBP)75,000,000         1.78%

Drawings this Period                          (GBP)2,883,545          0.07%

Excess Spread this Period                         (GBP)0              0.00%

Current Balance of Funding 2 &
   Granite Master Issuer Reserve Fund       (GBP)72,116,455           1.71%
------------------------------------------------------------------------------
* In the period (GBP)5.287m was used to pay down the start-up loan, of which
(GBP)2.4m was excess spread.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)5 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)5 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.